Exhibit 99.1
Shinhan Financial Group submitted a ‘Shinhan Financial Group CSR Report 2015’ to Korea Exchange.

On May 4, 2016, Shinhan Financial Group submitted a ‘Shinhan Financial Group CSR (Corporate Social Responsibility) Report 2015’ to Korea Exchange. The report is available at our website (www.shinhangroup.com).